--------           U.S. SECURITIES AND EXCHANGE COMISSION
|FORM 4|                   Washington, D.C.  20549
--------


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

      Filed Pursuant to Section 16(a) of the Securities and Exchange Act of
      1934, Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company act of 1940



 --
|  | Check this box if
 --  no longer subject
     to Section 16. Form 4
     or Form 5 obligations
     may continue.  See
     Instruction 1(b)

--------------------------------------------------------------------------------
1. Name and Address of |  2. Issuer Name and Ticker |  6. Relationship of
   Reporting Person    |     or Trading Symbol      |     Reporting Person to
                       |                            |    Issuer (Check all
                       |                            |    applicable)
                       |                            |
Patterson, Neal L.     |  Cerner Corporation   CERN |  __Director  __10% Owner
------------------     |  ------------------------- |  __Officer   __ Other
----------------------------------------------------|    (give        (specify
                       |  3. IRS or Social Security |     title        below)
2800 Rockcreek Parkway |     Number of Reporting    |     below)
---------------------- |     Person (Voluntary)     |
                       |                            |
Kansas City, MO  64117 |       ###-##-####          |  Chairman of the Board
----------------------------------------------------|  ----------------------
4. Statement for       |  5. If Amendement,         |  Chief Executive Officer
   Month/Year          |     Date of Original       |
                       |     (Month/Year)           |
    September 1997     |                    N/A     |
-------------------------------------------------------------------------------

Table 1 - Non-Derivative Securities Acquired, Disposed of, or Benefically owned
-------------------------------------------------------------------------------

1.  Title of Security  |  2. Trans- | 3. Trans- | 4. Securities Acquired (A) | 5. Amount of | 6. Owner- | 7. Nature
    (Instr. 3)         |     action |    action |    or Disposed of (D)      |    Securites |    ship   |    of In-
                       |     Date   |    Code   |    (Instr. 3, 4 and 5)     |   Benficially|    Form:  |    direct
                       |            |  (Instr.8)|                            |    Owned at  |    Direct |    Bene

                       | (Month/Day/|----------------------------------------|    End of    |    (D) or |    ficial
                       |  Year)     |Code |  V  | Amount | (A) or | Price    |    Month     |   Indirect|    Owner
                       |            |     |     |        | (D)    |          |    (Instr 3  |   (I)     |    ship
                       |            |     |     |        |        |          |    and 4)    |  (Instr 4)|   (Instr. 4)
----------------------------------------------------------------------------------------------------------------------
Common Stock           | 9/10/97    |  S  |     | 5,000  |   D    | $30.625  |  3,232,752   |     D     |
----------------------------------------------------------------------------------------------------------------------
Common Stock           | 9/11/97    |  S  |     | 2,000  |   D    | $30.825  |     28,000*  |     I     |By Spouse
----------------------------------------------------------------------------------------------------------------------
Common Stock           | 9/11/97    |  S  |     | 2,000  |   D    | $30.625  |    196,000   |     I     |By Trust
----------------------------------------------------------------------------------------------------------------------
Common Stock           | 9/11/97    |  S  |     | 1,000  |   D    | $30.37   |              |           |for minor
----------------------------------------------------------------------------------------------------------------------
                                                                                                         children



Note: The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for th purposes of
       Section 16 or for any other reason.


                                             /s/Neal L. Patterson    10/10/97
                                             --------------------    --------
                                             Signature of Reporting    Date
                                             Person